Exhibit 99.1

QIWI Announces Credit Ratings Update

NICOSIA, CYPRUS – August 1, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced that Russian credit rating agency, ExpertRA, has reviewed its credit ratings for QIWI plc and QIWI Bank.

Following the restrictions imposed on certain operations of Qiwi Bank by the Central Bank of Russia (the “CBR”), ExpertRA lowered credit ratings for QIWI plc to ruBBB+ and for QIWI Bank to ruBBB- with “developing” outlook, and kept both ratings on “credit watch”.

Although the technical deficiencies (e.g., minor inaccuracies in the documentation of some transactions) identified by the CBR are typical for organizations of our size, the rating agency had to consider the fact of the valid order from the CBR as a trigger for the revision of the credit ratings.

Since July 26, 2023, the Company has introduced temporary partial limitations for individuals to withdraw funds from QIWI wallets to bank accounts or to make cash withdrawals. At the same time, users of our QIWI wallet have a variety of options to spend their money, for instance transferring money to other digital wallets and/or making payment for goods and services. Furthermore, money transfers of CONTACT, acquiring for merchant, and payments to third-party accounts and cards from legal entities are not affected by the restrictions.

The Company remains financially stable and profitable despite the temporary restrictions.

As of the date of this press release, Qiwi Bank has already corrected the deficiencies identified by the CBR and the Company will update stakeholders on developments in the upcoming disclosures.

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com